UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)
EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
Thomas L. Korner, President	Michael D. Phillips, Esq.
Everflow Eastern Partners, L.P.	Calfee, Halter & Griswold LLP
585 West Main Street	1400 KeyBank Center
Canfield, Ohio 44406	800 Superior Avenue
330-533-2692	Cleveland, Ohio 44114
216-622-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)
April 30, 2008
(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: 564,327 Units of	Amount of Filing Fee

Limited Partnership Interest at $ 16.25 per Unit	$ 360.39*

*	Calculated at $39.30 per million of Transaction Value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
	Amount Previously Paid:	Not Applicable
	Form of Registration No.:	Not Applicable
	Filing Party:	Not Applicable
	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

☐

Item 1.  Summary Term Sheet.
          Reference is made to the first and third page of the Offer to Purchase (the “Offer”), which is incorporated herein by reference.
Item 2.  Subject Company Information.
          (a) The issuer of the securities to which this statement relates is Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”). The Company’s principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company’s telephone number is 330-533-2692.
          (b) The securities being sought for purchase are up to 564,327 units of limited partnership interest (the “Units”), at a price of $16.25 per Unit, net to the sellers in cash (the “Purchase Price”). In its Offer, the Company has reserved the right to purchase more than 564,327 Units, but has no current intention of doing so. 5,643,268 Units were outstanding as of April 30, 2008. Reference is hereby made to the Introduction of the Offer, which Introduction is incorporated herein by reference.
          (c) There is currently no established trading market for the Units. Reference is hereby made to Section 7, “Price Range of Units; Cash Distribution Policy,” of the Offer, which Section is incorporated herein by reference.
Item 3.  Identity and Background of Filing Person.
          The filer of this statement is the issuer of the Units, Everflow Eastern Partners, L.P. The Company’s principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company’s telephone number is 330-533-2692.
Item 4.  Terms of the Transaction.
          (a) Reference is hereby made to the Offer, including the Introduction, Section 3, “Procedure for Tendering Units,” Section 4, “Withdrawal Rights,” Section 8, “Effects of the Offer,” Section 11, “Material Federal Income Tax Consequences,” and Section 13, “Extensions of Tender Period; Terminations; Amendments,” of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.
          (b) Reference is hereby made to the Introduction of the Offer, which Introduction is incorporated herein by reference.
Item 5.  Past Contracts, Transactions, Negotiations and Agreements.
          Reference is hereby made to the Introduction, Section 1, “Background and Purposes of the Offer,” and Section 12, “Transactions and Arrangements Concerning Units,” of the Offer, which Introduction and Sections are incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.
          (a) Reference is hereby made to the Introduction, Section 1, “Background and Purposes of the Offer,” Section 5, “Purchase of Units; Payment of Purchase Price,” Section 6, “Certain Conditions of the Offer,” and Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” of the Offer, which Introduction and Sections are incorporated herein by reference.
          (b) Reference is hereby made to Section 5, “Purchase of Units; Payment of Purchase Price,” of the Offer, which Section is incorporated herein by reference.
          (c) Reference is hereby made to the Introduction of the Offer, which Introduction is incorporated herein by reference.
Item 7.  Source and Amount of Funds or Other Consideration.
          (a) The total amount of funds required by the Company to consummate the transaction and purchase 564,327 Units, pursuant to the Offer, and to pay related fees and expenses, is estimated to be $9,200,000. Reference is hereby made to Section 9, “Source and Amount of Funds,” of the Offer, which Section is incorporated herein by reference.
     (b) Not applicable.
     (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.
BENEFICIAL OWNERSHIP OF UNITS IN THE COMPANY,
          (a)
EVERFLOW MANAGEMENT LIMITED, LLC AND
EVERFLOW MANAGEMENT CORPORATION (“EMC”)
AS OF APRIL 30, 2008

			Percentage
			Interest in
		Percentage	Everflow	Percentage
	Units Held	of Units	Management	Interest in
Name of Unitholder	in Company	in Company(1)	Limited, LLC(2)	EMC
Robert F. Sykes(3)	1,056,464	18.72	66.6666	66.6666
Thomas L. Korner	138,575	2.45	16.6667	16.6667
William A. Siskovic	71,731	1.27	16.6667	16.6667

All officers and directors as a group (3 persons in EMC)	1,266,770	22.44	100.0000	100.0000

(1)	Does not include the interest in the Company owned indirectly by such individuals as a result of their ownership in (i) the General Partner (based on its 1.18% interest in the Company) or (ii) EMC (based on EMC’s 1% managing member’s interest in the General Partner).

(2)	Includes the interest in the General Partner owned indirectly by such individuals as a result of their share ownership in EMC resulting from EMC’s 1% managing member’s interest in the General Partner.

(3)	Includes 732,855 Units held by Sykes Associates, LLC, a New York limited liability company owned by the four adult children of Mr. Sykes as members, 82,823 Units of the Company held by the Robert F. Sykes Annuity Trust, 79,639 Units held by the Robert F. Sykes Living Trust, 82,152 Units held by the Catherine H. Sykes Annuity Trust, and 78,995 Units held in the Catherine H. Sykes Living Trust.
          (b) Reference is hereby made to Section 12, “Transactions and Arrangements Concerning Units,” of the Offer, which Section is incorporated herein by reference.
Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.
          Not applicable.
Item 10.  Financial Statements.
          (a) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” of the Offer, which Section is incorporated herein by reference.
          (b) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” of the Offer, which Section is incorporated herein by reference.

Item 11.  Additional Information.
          (a) (1) Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” Section 12, “Transactions and Arrangements Concerning Units,” of the Offer, which Sections are incorporated herein by reference.
(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.
          (b) Reference is hereby made to the Offer and the related Letter of Transmittal, forms of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.
Item 12.  Exhibits.

(a)(1)	Form of Offer to Purchase, dated April 30, 2008

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of 2007 Annual Report Newsletter to Unitholders, dated April 30, 2008

(a)(4)	Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations(3)

(a)(5)	Form of letter prepared by Wright & Company, Inc.

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)

(d)(2)	Close Corporation Agreement of Everflow Management Corporation(1)

(d)(3)	Operating Agreement of Everflow Management Limited, LLC dated March 8, 1999(2)

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated herein by reference to the Company’s Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(2)	Incorporated herein by reference to the Company’s Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.

(3)	Incorporated herein by reference to the Company’s Form 10-K filing for the year ended December 31, 2007. Items mailed to Unitholders.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2008	EVERFLOW EASTERN PARTNERS, L.P.

	By:	everflow management limited, llc
General Partner

	By:	everflow management corporation
Managing Member

	By:	/s/ William A. Siskovic William A. Siskovic
Vice President and Secretary-Treasurer

EXHIBITS

Exhibit
Number	Description

(a)(1)	Form of Offer to Purchase, dated April 30, 2008

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of 2007 Annual Report Newsletter to Unitholders, dated April 30, 2008

(a)(4)	Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations(3)

(a)(5)	Form of letter prepared by Wright & Company, Inc.

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)

(d)(2)	Close Corporation Agreement of Everflow Management Corporation(1)

(d)(3)	Operating Agreement of Everflow Management Limited, LLC dated March 8, 1999(2)

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated herein by reference to the Company’s Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(2)	Incorporated herein by reference to the Company’s Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.

(3)	Incorporated herein by reference to the Company’s Form 10-K filing for the year ended December 31, 2007. Items mailed to Unitholders.